FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

NOTICE OF REDEMPTION

Dated April 15, 2020

US$2,000,000,000 Floating Rate Senior Unsecured Notes due 2021
(CUSIP No. 404280 BQ1; ISIN: US404280BQ12)* (the "Securities")

* No representation is made as to the correctness of such numbers either as printed on the Securities or as contained in this Notice of Redemption, and reliance may be placed only on the other identification numbers printed on the Securities, and the Optional Redemption (as defined below) shall not be affected by any defect in or omission of such numbers.

To:       The Holders of the Securities
            The New York Stock Exchange

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES IN A TIMELY MANNER.

The Securities have been issued pursuant to an indenture dated as of August 26, 2009 (the "Base Indenture"), between HSBC Holdings plc, as issuer (the "Issuer"), The Bank of New York Mellon, as trustee (the "Trustee"), and HSBC Bank USA, National Association, as paying agent and registrar ("HSBC Bank USA"), as supplemented and amended by a sixth supplemental indenture dated as of May 18, 2018 (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture"). Capitalized terms used and not defined herein have the meanings ascribed to them in the Indenture.

The Issuer has elected to redeem the Securities in whole in accordance with the terms of the Indenture and the Securities (the "Optional Redemption").

Pursuant to Sections 11.04 and 11.09 of the Base Indenture and Sections 2.04(a) and 5.01 of the Supplemental Indenture, the Issuer hereby provides notice of the following information relating to the Optional Redemption:

●     The redemption date for the Securities shall be May 18, 2020 (the "Redemption Date").

●     The redemption price for the Securities shall be US$1,000 per US$1,000 principal amount of the Securities, together with any accrued but unpaid interest to, but excluding, the Redemption Date (the "Redemption Price").

●     Subject to any conditions and/or the limited circumstances contained in the Supplemental Indenture, on the Redemption Date the Redemption Price shall become due and payable upon each such Security to be redeemed and interest thereon shall cease to accrue on or after such date.

●     Securities should be surrendered at the registered office of HSBC Bank USA at 452 Fifth Avenue, New York, NY 10018.

Questions relating to this Notice of Redemption should be addressed to HSBC Bank USA via e-mail at CTLANYDealManagement@us.hsbc.com, at its registered office or via telephone at +1 (212) 525 1592.

IMPORTANT TAX INFORMATION
EXISTING FEDERAL INCOME TAX LAW MAY REQUIRE BACKUP WITHHOLDING OF 24% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR SECURITIES FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER, CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY ON A COMPLETE AND VALID INTERNAL REVENUE SERVICE ("IRS") FORM W-9 OR APPLICABLE FORM W-8 TO THE APPLICABLE PAYER OR WITHHOLDING AGENT. HOLDERS MAY ALSO BE SUBJECT TO A PENALTY OF $50.00 FOR FAILURE TO PROVIDE SUCH NUMBER.

Investor enquiries to:
Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com
Media enquiries to:
Ankit Patel                    +44 (0)20 7991 9813                 ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in Europe, Asia, North America, Latin America, and the Middle East and North Africa. With assets of US$2,715bn at 31 December 2019, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 15 April 2020